# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CalEthos, Inc., CIK 0001174891
CUSIP: 91678P203
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11753 Willard Avenue,, Tustin, California (CA), 92782
Date of event which requires filing of this statement: 03/16/2026
Amends the filing with accession number 0001493152-25-028258
Filed by CIK 0002081187
Persons authorized to receive notices and communications: Chauncey Lennis Thompson, 83844 Charro Dr., Indio, California (CA), 92203, (951) 634-6282

## Reporting persons
- Chauncey Lennis Thompson (CIK 0002081187): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 17,783,263; shared voting power 0; sole dispositive power 17,783,263; shared dispositive power 0; aggregate amount beneficially owned 17,783,263 (51.6% of the class)
  Comment: (1) Includes (i) 7,958,877 shares of Common Stock (as defined in Item 1) issuable upon the exercise of warrants to purchase 7,958,877 shares of Common Stock (the "Warrants") and (ii) 750,000 shares of Common Stock issuable upon the exercise of vested stock options (the "Options"). Of the securities reported herein, the outstanding shares of Common Stock and the Warrants and Options are owned directly by SFO IDF LLC ("SFO IDF"), a company of which the Reporting Person is the manager. As the manager of SFO IDF, the Reporting Person has the power to direct the voting and disposition of securities held in the name of SFO IDF and may be deemed to beneficially own the securities of the Issuer held by SFO IDF, but disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. (2) Based on 25,730,540 Shares issued and outstanding as of November 14, 2025 as reported in the Issuer's Form 10-Q, filed with the United States Securities and Exchange Commission on November 14, 2025 (the "Form 10-Q"), and includes (i) 7,958,877 shares of Common Stock issuable upon the exercise of the Warrants and (ii) 750,000 shares of Common Stock issuable upon the exercise of the Options.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: CalEthos, Inc.
Address of issuer's principal executive offices: 11753 Willard Avenue,, Tustin, California (CA), 92782
Comment: This Second Amendment (the "Second Amendment") to the Schedule 13D filed on August 13, 2025 (the "Original Schedule 13D"), as amended on December 18, 2025, relates to shares of Common Stock, $0.001 par value per share (the "Common Stock"), of CalEthos, Inc., a Nevada corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing: Chauncey Lennis Thompson
Residence or business address: 83844 Charro Dr, Indio, CA 92203
Present principal occupation or employment: The Reporting Person is the Chief Operating Officer of Barton CPA.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On April 22, 2025, the Issuer issued a promissory note to SFO IDF in the principal amount of $250,000 (the "April Note"). On April 22, 2025, the Issuer also issued to SFO IDF a warrant for the purchase of up to 500,000 shares of Common Stock. On July 22, 2025, the Issuer issued a promissory note to SFO IDF in the principal amount of $500,000 (the "July Note"). On July 22, 2025, the Issuer also issued to SFO IDF a warrant for the purchase of up to 2,000,000 shares of Common Stock. On December 12, 2025, the Issuer issued a promissory note to SFO IDF in the principal amount of $250,000 (the "December Note"). On December 12, 2025, the Issuer also issued to SFO IDF a warrant for the purchase of up to 2,000,000 shares of Common Stock (the "December Warrant").

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is filing this Second Amendment to correct certain inadvertent omissions in the Original Schedule 13D regarding the Reporting Person's beneficial ownership of the Issuer's Common Stock. Specifically, the Reporting Person beneficially owned an additional (i) 9,074,386 shares of Common Stock held directly by the Reporting Person, (ii) 4,458,877 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock, and (iii) 750,000 shares of Common Stock issuable upon the exercise of vested stock options that were acquired pursuant to the Acquisition Agreement (as defined in Item 6). This Second Amendment is being filed to correct such omissions and to accurately reflect the Reporting Person's total beneficial ownership of securities of the Issuer.

Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, he has no present intention of doing so.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentages reported in this Schedule 13D are calculated based on 25,730,540 Shares issued and outstanding as of November 14, 2025 as reported in the Issuer's Form 10-Q, and includes (i) 7,958,877 shares of Common Stock issuable upon the exercise of the Warrants and (ii) 750,000 shares of Common Stock issuable upon the exercise of the Options. Aggregate number of shares beneficially owned: 17,783,263 Percentage: 51.6%
Number of shares as to which each person has sole or shared power to vote or dispose: Number of shares as to which such person has: (i) Sole power to vote or direct the vote: 17,783,263 (ii) Shared power to vote or direct the vote: 0 (iii) Sole power to dispose or to direct the disposition of: 17,783,263 (iv) Shared power to dispose or to direct the disposition of: 0
Transactions in the class effected during the past sixty days: The Reporting Person has not acquired or disposed of any shares of Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On July 18, 2025, SFO IDF entered into a letter agreement (the "July Letter Agreement") with the Issuer whereby the Issuer extended the maturity date of the July Note from August 31, 2025 to January 31, 2026, in exchange for additional consideration of $500,000. The July Letter Agreement was filed as Exhibit 1 to the Original Schedule 13D. On December 15, 2025, SFO IDF entered into a letter agreement (the "December Letter Agreement") with the Issuer whereby the Issuer extended the maturity date of each of the April Note and the July Note to June 30, 2026. The December Letter Agreement was filed as Exhibit 2 to the First Amendment.

On September 7, 2024, SFO IDF entered into an Acquisition Agreement (the "Acquisition Agreement") with Sean Fontenot ("Fontenot") pursuant to which SFO IDF acquired from Fontenot (i) 9,074,386 shares of Common Stock, (ii) 4,458,877 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock, and (iii) 750,000 shares of Common Stock issuable upon the exercise of vested stock options. The Acquisition Agreement is attached as Exhibit 3 to this Second Amendment.

Other than the agreements described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Letter Agreement, dated July 18, 2025, filed with the Original Schedule 13D.
Exhibit 2 - Letter Agreement, dated December 12, 2025, filed with the First Amendment.
Exhibit 3 - Acquisition Agreement, dated September 7, 2024.

## Signatures
- Chauncey Lennis Thompson: /s/ Chauncey Lennis Thompson, Chauncey Lennis Thompson (04/01/2026)